Exhibit 99.1

                      DELTA WOODSIDE INDUSTRIES, INC.
                        INCENTIVE STOCK AWARD PLAN
                              1997 AMENDMENT

     Effective as of the 1997 Annual Meeting of the Shareholders of Delta Woodside Industries, Inc., a South Carolina corporation (the "Company"), the Company's Incentive Stock Award Plan, as heretofore amended (the "Plan"), is amended as follows:

     1. Section 4.1 (NUMBER OF SHARES) of the Plan is amended by substituting "1,100,000" for "800,000" where that number appears in that Section.

     2. The following portion of Section 2.1 (ELIGIBILITY) of the Plan is deleted:

          "provided, however, that any person who beneficially owns 5% or more of the Company's outstanding common stock shall not be eligible to participate in the Plan".

     3. In all other respects the Plan shall remain in full force and effect.

     4. Sections 1,3 and 4 of this amendment shall be effective if the amendment set forth in Section 1 is approved by the requisite shareholder vote at the 1997 Annual Meeting of Shareholders of the Company. Sections 2,3 and 4 of this amendment shall be effective if the amendment set forth in Section 2 is approved by the requisite shareholder vote at the 1997 Annual Meeting of Shareholders of the Company. This entire 1997 Amendment shall be effective if the amendments set forth in Sections 1 and 2 are approved by the requisite shareholder vote at the 1997 Annual Meeting of Shareholders of the Company.

     Effective as of November 6, 1997.